Exhibit 99.3
LDK Solar Signs Agreement for the Supply of Wafers
to Solarfun Power Holdings Co., Ltd.
Xinyu City, China and Sunnyvale, CA, October 16, 2007 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, announced today that it has signed a contract to supply multicrystalline solar wafers to China-based Solarfun Power Holdings Co., Ltd.
Under the terms of the agreement, pricing is fixed for the entire contract period. During this period, LDK Solar will deliver multicrystalline solar wafers to Solarfun valued at approximately RMB 2 billion with delivery commencing in early 2008 and running through 2010.
“This supply agreement with Solarfun demonstrates our continued business momentum and growing demand for LDK’s high-quality silicon wafers” stated Sam Tong, President and COO of LDK Solar. “Solarfun is a leading global manufacturer of solar cell products and we are pleased to continue partnering with them as we execute on our growth plans.”
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the company provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. The company’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although LDK Solar believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risk and uncertainties that could cause actual results to differ materially from those projected.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801